FORTUNE INDUSTRIES, INC.

6402 CORPORATE DRIVE

INDIANAPOLIS, INDIANA 46278

Telephone: (615) 665-9060

Facsimile: (615) 312-1001

March 8, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fortune Industries, Inc.
Amendment No. 1 to Schedule 13E-3/A
File No. 005-50301
Filed February 4, 2013
Revised Preliminary Proxy Statement on Schedule 14A
File No. 001-32543
Filed February 4, 201

Dear Mr. Spirgel:

Fortune Industries, Inc. (the “Registrant”) acknowledges receipt of the Commission’s letter dated February 15, 2013, with respect to the filings referenced above and have set forth our responses below (immediately after the Staff’s comments, which are reprinted in bold italics below for the convenience of the Staff’s review). In addition, we have filed today our revised Preliminary Proxy Statement on Schedule 14A and our Amendment No. 2 to Schedule 13E-3.

General

Comment 1.	Please file your form of proxy, marked “Preliminary Copy,” with your next amendment. See Rule 14a-6(a).

Response:	In response to the Staff’s comment, please see the form of proxy marked “Preliminary Copy – Subject to Completion” as filed contemporaneously herewith.

Comment 2.	Please advise why you have not included full financial statements and MD&A in your proxy statement. In your response, refer to Item 14(c) of Schedule 14A and the appropriate item of Form S-4.

Securities and Exchange Commission

March 8, 2013

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 55-59 of the Revised Preliminary Proxy Statement on Schedule 14A. The Company’s Form 10-Q as filed with the Commission on February 14, 2013, is incorporated by reference into the Revised Preliminary Proxy Statement on Schedule 14A and is attached, for the convenience of the shareholders receiving the proxy materials, as Annex G to the Revised Preliminary Proxy Statement on Schedule 14A. In addition to the foregoing, pursuant to Item 14(c) of Schedule 14A, we note that CEP, Inc. has no operating history and, accordingly, financial statements have not been prepared for this entity.

Comment 3.	Please advise why you no longer have a section entitled “Special Factors” containing the information required by Item 7, 8 and 9 of Schedule 13E-3 in the front of the proxy statement. See Rule 13e-3(e)(1)(ii).

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 4 and 22 of the Revised Preliminary Proxy Statement on Schedule 14A, formerly titled “The Merger,” which is now the “Special Factors” section.

Comment 4.	Please update your financial statements, share figures, etc. in your proxy statement.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 55-59 and 63-64 of the Revised Preliminary Proxy Statement on Schedule 14A.

Letter to Fortune Industries Shareholder

Comment 5.	We note your response to comment 3 and that the Bank may exercise on of its remedies under Mr. Fortune’s Estate’s Loan, take title to the Fortune Interest’s Preferred and Common Stock, and sell these interests to a third party who would not pay consideration for the shares of common stock held by the non-affiliated shareholders. Please revise to explain how the insiders and management of the company would be affected if this sale to a third party were to occur as compared to how the insiders and management would be affected if the Agreement and Plan of Merger were approved.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith in the Letter to Fortune Industries Shareholder and on pages 5, 28, 32 and 41 of the Revised Preliminary Proxy Statement on Schedule 14A.

Securities and Exchange Commission

March 8, 2013

Comment 6.	We note your response to comment 6 and reissue it; please specify where you made the revisions. We note again that “Shareholders other than the Rollover Shareholders and the Fortune Interests” does not appear to be the equivalent of the “unaffiliated security holders” within the meaning of Item 1014 of Regulation M-A.

Response:	In response to the Staff’s comment, we have updated the definition of “Unaffiliated Shareholders” to include all of the Company’s shareholders excluding (1) the Rollover Shareholders, (2) the Fortune Interests, (3) our other directors and executive officers, and (4) to the extent that they own shares of our Common Stock, affiliates of the Company. Please see the corresponding revision(s) as filed contemporaneously herewith on the Notice to Shareholders, and page 4 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 7.	We note your response to comment 7 and reissue it; please specify where you made the revisions. The mere addition of the trust would not appear to be fully responsive to this comment, in that the person or persons who control the trust would also appear to be affiliates engaged in the transaction. We also note that the beneficial ownership table appearing on page 17 does not disclose the beneficial owner of the securities held by the trust.

Response:	The Carter M. Fortune Living Trust (the “Trust”) is the beneficial owner of all of the late Mr. Fortune’s shares of Company Common Stock. Since Mr. Fortune’s death, the General Counsel of the Company has been appointed as Trustee of the Trust. For a period of five (5) years, the Trustee has full control over the Trust, and is not required to make any distributions to the beneficiaries of Trust. Therefore, the beneficiaries of the Trust do not have any voting or dispositive control over any assets of the Trust, including the Company Common Stock.

In connection with the proposed transaction, the vote of the Trustee is strictly ministerial in nature. A Voting Agreement was entered into between the late Mr. Fortune and CEP, whereby both parties agreed to vote their shares in favor of the proposed transaction. Further, the Voting Agreement appointed CEP as the proxy for all parties, and authorized CEP to vote all of the parties’ shares in any vote regarding the proposed transaction. Therefore, for purposes of the proposed transaction, the Trustee does not have any voting or dispositive control over the Company Common Stock.

Introduction

Comment 8.	Please disclose why the amount of cash payable in the transaction appears to have increased by $1 million since the prior filing.

Securities and Exchange Commission

March 8, 2013

Response:	The cash payable increased by $1 million since the initial filing due to Mr. Fortune’s request to sell his remaining 20% interest in his existing common stock to the management team. On August 22, 2012, Mr. Fortune and CEP entered into a First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement, a copy of which is Annex D-2 of the revised Proxy Statement on Schedule 14A, whereby, Mr. Fortune will receive the additional $1 million cash in lieu of retaining a 20% interest in the surviving entity as a result of a) significant deterioration of Mr. Fortune’s health subsequent to signing the initial agreement included in the prior filing; b) Mr. Fortune’s realization of his inability to participate in managing the Company due to such health deterioration; c) both parties to the agreement along with the financial institution financing the buy-out, in concurrence that the $1 million increase was at the top end of what the Company could reasonably service based on the projected cash of the surviving entity following closure of the deal; and d) Mr. Fortune’s agreement to accept the revised consideration due to the aforementioned reasons cited in a) and b) above.

Comment 9.	Please provide a more detailed analysis as to whether pro forma financial statements are required under Item 1010(b) of Regulation MA or Item 14 of Schedule 14A. Your disclosure on page 44 only addresses the Small Block Holders, while Large Block Holders will be retaining an interest in the recapitalized company.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 59-63 of the Revised Preliminary Proxy Statement on Schedule 14A.

Interests of Certain Persons in the Merger (see page 30), page 4

Comment 10.	We note your response to comment 10 and reissue it. Revise page 4 and the accompanying discussion on page 30 et seq. to explain how the interests of the Fortune Interests, Rollover Shareholders, and Management are different that the Unaffiliated Shareholders. For instance, it appears the current transaction would benefit the Fortune Interests because Mr. Fortune’s Estate’s Loan would be repaid from funds from the senior credit facility and the Rollover Shareholders and management would benefit because they would not be subject to a change in control if the Bank were to foreclose on Mr. Fortune’s Estate’s Loan. Your current discussion on page 30 is too general. Please advise and revise.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 5 and 41 of the Revised Preliminary Proxy Statement on Schedule 14A.

Directors and Executive Officers, page 13

Comment 11.	Please provide the statements required by Item 1003(c)(3) and (4) of Regulation M-A as to all filing persons.

Securities and Exchange Commission

March 8, 2013

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 19 of the Revised Preliminary Proxy Statement on Schedule 14A, which now includes all of the Acquiror Filing Persons instead of solely the Company’s current directors and executive officers.

Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board, page 20

Comment 12.	We note your response to comment 21 and reissue it. The disclosure under “Position of the Acquiror Filing Persons as to the Fairness of the Merger” is on page 18 of the proxy statement filed on May 22, 2012 but does not appear in this revised proxy statement filed on February 4, 2013. Please revise.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 4 and 31-34 of the Revised Preliminary Proxy Statement on Schedule 14A.

Financing of the Merger (see page 28), page 7

Comment 13.	We note your response to comment 22 and reissue it. Again, it appears the disclosure under “Position of the Acquiror Filing Persons as to the Fairness of the Merger” does not appear in the revised proxy statement.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 4 and 31-34 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 14.	We note your response to comment 23 and reissue it in part; it does not appear you have provided the required disclosure regarding the fairness determination of each of the Acquiror Filing Persons. Please review comment 23 and revise accordingly.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 4 and 31-34 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 15.	We note your response to comment 22 and reissue it. It appears the disclosure under the “Position of the Acquiror Filing Persons as to the Fairness of the Merger” is missing from the revised proxy statement. Further, incorporate your response that there may be no separate or distinct reasons for entering into the transaction into the disclosure or advise otherwise.

Securities and Exchange Commission

March 8, 2013

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 4 and 31-34 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 16.	We note your response to comment 26 and reissue it. Double Eagle Advisory’s report is addressed to CEP, Inc. who is noted as the client. Please summarize the Rodefer and Double Eagle reports in your proxy statement, and provide all information required by Item 1015 of Regulation M-A with respect to these reports.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 23-24 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 17.	We note your response to comment 30 and reissue it; please advise specifically where you have made the changes. For instance, you have not answered whether the projections filed as an exhibit to the Schedule 13E-3 are projections used for the Future Cash Flow Analysis; and it appears you have not disclosed the projections in your disclosure. Please review our comment and revise or advise.

Response:	The Company inadvertently omitted a full set of pro forma financial data in the previously filed Preliminary Proxy Statement on Schedule 14A and has now included this information on pages 59-63 of this Revised Preliminary Proxy Statement on Schedule 14A filed contemporaneously herewith. The Company stands ready to address any further questions that the Staff may have following its review and analysis of this full set of pro forma financial data.

Comment 18.	Please advise why the proxy statement does not contain a reasonably detailed discussion of the detriments of the transaction to the subject company, its affiliates, and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 30 of the Revised Preliminary Proxy Statement on Schedule 14A.

Background, page 17

Comment 19.	Please disclose the members of the board of directors at all periods described in this section, including who was deemed independent at each of those times. Please make similar disclosures regarding the composition of the Special Committee.

Securities and Exchange Commission

March 8, 2013

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 24-25 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 20.	Please disclose why the transaction with IMG was not pursued

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on pages 24-25 of the Revised Preliminary Proxy Statement on Schedule 14A.

Fairness Opinion of Kraft Analytics, LLC, page 24

Comment 21.	We note your disclosure in the first paragraph on page 25 that there has been no material change in the business, assets, liabilities, financial condition, operations, cash flows or prospects of the company since the date of the fairness opinion. Please also disclose whether any material changes in any of the projections or assumptions upon which Kraft based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response:	That is correct. There are no material changes in the Company’s business assets, liabilities, financial condition, operations, cash flows, projections or assumptions since delivery of the opinion. In addition, there have been no material discussions with prospects and no related credible offers to acquire the Company.

Comment 22.	We note your disclosure under “Rule of Thumb and Guideline Transaction” on page 26. Please disclose (a) the name of the PEO industry merger and acquisition professional and (b) the trailing twelve month EBITDA and revenue numbers (please also disclose these numbers in other parts of the fairness discussion).

Response:	The EBITDA range was cited by Wanda Silva, Founder and President of Silva Capital Solutions in a 2011 National Association of Professional Employer Organizations presentation.

In Kraft’s Fairness Opinion Presentation, they cited trailing twelve month (“TTM”) revenue and EBITDA results for FFI that they used as a basis of various computations.  Kraft cited TTM revenue of $63,535,000 and TTM EBITDA of $2,802,000. These results were as of December 31, 2011 for the calendar year 2011 (Q3 2011 - Q2 2012).

In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 37 of the Revised Preliminary Proxy Statement on Schedule 14A.

Securities and Exchange Commission

March 8, 2013

Comment 23.	The fairness opinion contains numerous limitations on reliance by security holders (“Kraft Analytics, LLC has no duty to any third parties,” “The Deliverables have been prepared solely for the use of the Company,” “we hereby disclaim liability to any other person,” “Any other person should not rely upon the information and conclusions reached,” “[Kraft Analytics, LLC] does not assume any liability,” “We take no responsibility,” etc.>) Please omit all such limitations, or provide the analysis requested in prior comment 27.

Response:	In response to the Staff’s comment, we have replaced Annex B with a restated opinion. Additionally, we have furnished a redline version of both opinions via overnight courier to the staff for your convenience.

Financing Obtained by Parent in Connection with the Merger, page 31

Comment 24.	We note your response to comment 31. Please incorporate your response into the disclosure and, further, disclose the main terms of Mr. Fortune’s Estate’s Loan including the principal, interest, and amount in default (please also disclose these terms in other appropriate places of your proxy statement). Also, please clarify whether any of the $7 million of borrowings from the senior lender will be paid to the Fortune Interests. Please explain the source of the Fortune Interests’ funding. Please also file as exhibits to your schedule any agreements entered into in connection with this financing that relate to securities of the company. See Items 1005(e) and 1016(d) of Regulation M-A.

Response:	As of the date of this filing, the Proposed Forbearance Agreement remains in draft form. The last executed version of the Amended and Restated Credit Agreement (Mr. Fortune’s Estate’s Loan) was effective as of April 6, 2011 and signed on May 31, 2011 with Indiana Bank and Trust, which was subsequently acquired by Old National Bank in 2012. Terms of Mr. Fortune’s Estate’s Loan is segregated into two components, “Replacement Loan A” and “Replacement Loan B”. The maturity date of Mr. Fortune’s Estate’s Loan or both replacement loans was April 30, 2012. The first component, “Replacement Loan A” bears interest at the greater of (a) the Prime Rate plus fifty basis points (0.5%), or (b) four hundred fifty basis points (4.5%), with a default rate of an additional three hundred basis points (3.0%). The entire principal balance of $3,404,348 is in technical default as of February 22, 2013. The second component, “Replacement Loan B” bears interest at the greater of (a) the Prime Rate plus fifty basis points (0.5%), or (b) four hundred seventy five basis points (4.75%), with a default rate of an additional three hundred basis points (3.0%). The entire principal balance of $8,958,693 is in technical default as of February 22, 2013. Mr. Fortune’s Preferred and Company Common Stock serve as collateral for the loans as well as other personal assets as defined in the agreement. The Proposed Forbearance Agreement will be filed as an exhibit upon completion of the document between Old National Bank and Mr. Fortune’s Estate, as well as the agreements between CEP and Capstar Bank.

Securities and Exchange Commission

March 8, 2013

The $7 million of borrowing from the senior lending will be paid to the following interests:

•	$6 million to Old National Bank.
•	$1 million to Mr. Fortune’s Estate. The $1 million paid to Mr. Fortune’s estate is used to secure a letter of credit the Company has with Key Bank related to a workers compensation requirement with the Company’s Brentwood, Tennessee division. Prior to his death, Mr. Fortune guaranteed the letter of credit. However, after Mr. Fortune’s death, the financial institution changed the requirement from a guarantee to actually depositing cash into the bank’s account. Mr. Fortune’s Estate agreed to fulfill the bank’s request and secured the $1 million letter of credit to ensure the Company would have sufficient cash necessary to secure the many components of this transaction.

Further, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 41 of the Revised Preliminary Proxy Statement on Schedule 14A.

Expenses of the Merger, page 32

Comment 25.	Please advise why you have deleted the itemized statement of expenses. See Item 1007 of Regulation M-A

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 45 of the Revised Preliminary Proxy Statement on Schedule 14A.

Supplemental Oral Comment from Conference Call on February 21, 2013

The number of shares held by non-affiliated shareholders to be purchased was determined by a combination of the projected funds available to satisfy the cash purchase obligation and the desire to reduce the number of shareholders of the Company below the 300 necessary for the Company to be able to cease being an SEC reporting company. By becoming eligible to cease being subject to the reporting requirements of the Securities Exchange Act, management of the Company believes the Company will achieve substantial cost saving. In addition, management believes that the Company and its shareholders received little benefit from all of the costs and expenses associated with being an SEC reporting company.

In response to the Staff’s question, please see the corresponding revision(s) as filed contemporaneously herewith on page 23 of the Revised Preliminary Proxy Statement on Schedule 14A.

Securities and Exchange Commission

March 8, 2013

• • •

In your letter to the Registrant, you request that a statement from the Registrant and each filing person be provided acknowledging certain matters set out in your letter, and, accordingly, that statement is attached hereto.

We appreciate the Staff’s review of the foregoing material. Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (615) 665-9060.

Sincerely,
FORTUNE INDUSTRIES, INC.

By:	/s/ Randy Butler
Randy Butler
Chief Financial Officer

Enclosures

cc:	Jeffrey B. Bailey, Esq., Counsel to Fortune Industries, Inc.

Trace Blankenship, Esq., Counsel to CEP, Inc.

In connection with the responses by Fortune Industries, Inc. (the “Registrant”) dated March 8, 2013, to the comments of the Securities and Exchange Commission Staff dated February 15, 2013, to the Amendment No. 1 to Registrant’s Schedule 13E-3 filed on February 4, 2013 and Registrant’s Revised Preliminary Proxy Statement on Schedule 14A, filed on February 4, 2013, the undersigned acknowledge the following:

1.	The Registrant or filing person is responsible for the adequacy and accuracy of the disclosure of the filing;

2.	Securities and Exchange Commission Staff comments or changes to disclosures by the Registrant in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Registrant or filing person may not assert Securities and Exchange Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORTUNE INDUSTRIES, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP MERGER SUB, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

/s/ Tena Mayberry
Tena Mayberry, individually

/s/ Randy Butler
Randy Butler, individually

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust
by Carolynn V. Hill, Trustee